Bank of Cyprus Group

Investor Relations
P.O.Box 24884
1398 Nicosia, Cyprus

Telephone: (+357) 2288 1740
Telefax : (+357) 2233 6258
E-mail : investors@bankofcyprus.com

Direct Banking: 800.00.800, (++357) 2284 8000
Web address: www.bankofcyprus.com

Rule 12g3-2(b) File No.082-34996

5 January 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
U.S.A

SUPPL

Attention: Office of International Corporate Finance

Bank of Cyprus Public Company Limited
<u>Rule 12g3-2(b) File No. 082-34996</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Bank of Cyprus Public Company Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

pp.

Yiannis Kypri
Company Secretary

Enclosures:

Annex A: Description and Copies of Documents Made Public, Publicly Filed or Distributed during the period 4 November 2006 to 31 December 2006 and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Description of Documents Made Public, Publicly Filed or Distributed Since 4 November 2006 to 31 December 2006

and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Note: All references to Group, Bank of Cyprus, the Bank refer to Bank of Cyprus Public Company Ltd.

I. Press Releases

Day/Mth/Year	Announcement
9 November 2006	Appointment of new members to the Board of Directors
27 November 2006	Comments on press articles
4 December 2006	Price for reinvestment of 2006 interim dividend
12 December 2006	Announcement of Public Offer for Cytrustees
13 December 2006	Decisions of the Board of Directors
20 December 2006	Announcement
20 December 2006	Decision of the Board of Directors of Bank of Cyprus regarding Piraeus Bank's proposal
22 December 2006	Introduction for trading of shares which have resulted from reinvestment of dividends

II. Financial Results

Day/Mth/Year	Announcement
	None

III. Prospectus/ Information Memorandum

Day/Mth/Year	Announcement
15 December 2006	Information document dated 14/12/2006 relating to the listing of 3.127.833 new shares resulting from the reinvestment of dividends (available only in Greek)

IV. Annual Reports

Day/Mth/Year	Announcement
	None

V. Presentations

Day/Mth/Year	Description
	None

VI. Filings with the Registrar of Companies

Day/Mth/Year	Description
14 November 2006	Allotment of Shares
20 November 2006	Change of Directors (see announcement dated 9 November 2006)
28 December 2006	Allotment of Shares

VII. Related Party Transactions

Date (of transaction)	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor (see note 1)	Quantity	Price (Euro)	Total (Euro)
30 November 2006	Severis Costas	SELL	CSE	29.155	9,5000	276.972,50
30 November 2006	Antigone Severis Holdings Ltd	BUY	CSE	6.155	9,4800	58.349,40
29 November 2006	Hadjimitsis Christis	SELL	CSE	2.448	9,6000	23.500,80
29 November 2006	Kallika Hadjimitsi Anastasia	SELL	CSE	8.358	9,5700	79.986,06
29 November 2006	Severis Costas	SELL	CSE	5.000	9,6000	48.000,00
28 November 2006	Hadjimitsis Christis	SELL	CSE	13.910	9,5400	132.701,40
22 November 2006	Eurolife Ltd	SELL	ATHEX	63.055	10,0750	635.279,13
21 November 2006	Eurolife Ltd	SELL	ATHEX	20.000	10,0200	200.400,00
17 November 2006	Eurolife Ltd	SELL	ATHEX	50.000	10,0320	501.600,00
15 November 2006	Bank of Cyprus employees Provident Fund	SELL	ATHEX	55.000	10,0133	550.731,50
14 November 2006	Eurolife Ltd	SELL	ATHEX	29.256	10,0063	292.744,31
14 November 2006	Bank of Cyprus employees Provident Fund	SELL	ATHEX	45.000	9,9919	449.635,50
13 November 2006	KERMIA employees Provident Fund	SELL	CSE	10.000	9,9000	99.000,00
13 November 2006	Eurolife Ltd	SELL	ATHEX	30.000	10,0133	300.399,00
10 November 2006	Eurolife Ltd	SELL	ATHEX	150.000	9,8573	1.478.595,00
7 November 2006	KERMIA employees Provident Fund	SELL	CSE	3.142	9,6700	30.383,14
6 November 2006	Bank of Cyprus employees Provident Fund	SELL	CSE	85.000	9,7152	825.792,00
6 November 2006	Eurolife Ltd	SELL	ATHEX	150.000	9,8173	1.472.595,00

Note 1:

CSE Cyprus Stock Exchange

ATHEX Athens Stock Exchange

Press Releases

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group

Announcement

APPOINTMENT OF NEW MEMBERS TO THE BOARD OF DIRECTORS

Nicosia, 9 November 2006

At its meeting held today, the Board of Directors of Bank of Cyprus Public Company Ltd appointed as members of the Board:

- Mr Charilaos Stavrakis
  Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer

- Mr Yiannis Kypri
  Group Chief General Manager

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

COMMENTS ON PRESS ARTCILES

Nicosia, 27 November 2006

Responding to certain press articles published in the Greek and Cypriot press, the Bank of Cyprus Group states that:

There is frequent cooperation between the Bank of Cyprus Group and international investment houses aiming at obtaining their advice and evaluation of all the parameters and the strategic steps which the Group may be examining. The Group has not instructed any international investment house to prepare a specialised study on the subject of a possible cooperation with Bank of Piraeus.

It has been repetitively stated in the past that the Group's priority is its dynamic expansion in Cyprus and Greece. The Group's very good results both in terms of growth and profitability are well known, as are the Group's prospects regarding its imminent expansion to Romania and particularly Russia.

At the same time, it has been stressed that, the Group reviews the developments in all these markets and each step for cooperation or expansion is evaluated based on safeguarding the shareholders' interests.

The articles published from time to time in the Cypriot and Greek press may portray the wrong impression regarding developments. According to its policy, the Group informs the investing public with transparency and clarity on all important matters.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

PRICE AT WHICH THE INTERIM DIVIDEND 2006 WILL BE REINVESTED INTO SHARES

Nicosia, 4 December 2006

According to the Bank of Cyprus Dividend Reinvestment Plan ("the Plan") the price at which the interim dividend for 2006 will be reinvested into shares is C£5,07 (€8,75*).

It is reminded that the price was calculated according to the terms of the Plan, based on the applicable 10% discount on the weighted average closing price of the share at the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) for the first five working days that the share was quoted ex-dividend.

* *The price in Euros was calculated based on the exchange rate of €1= C£0,5796, which is the exchange rate to be used for the payment of the interim dividend (the exchange rate in force on the working date immediately preceding the ex-dividend date).*

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

BANK OF CYPRUS PUBLIC COMPANY LTD ("BANK OF CYPRUS") ANNOUNCES ITS DECISION TO SUBMIT A PUBLIC TENDER OFFER TO THE SHAREHOLDERS OF CYTRUSTEES PUBLIC COMPANY LTD ("CYTRUSTEES") FOR THE ACQUISITION OF UP TO 50% OF THE SHARES OF CYTRUSTEES

THE OFFER CONSIDERATION IS €2,20 IN CASH FOR EACH CYTRUSTEES SHARE

Nicosia, 12 December 2006

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Public Company Limited ("Bank of Cyprus", "Offeror") announces that it has decided to submit a Public Offer ("Public Offer") to the shareholders of Cytrustees Investment Public Company Limited ("Cytrustees") for the acquisition of up to 50% of the issued share capital of Cytrustees.

Cytrustees is an approved closed end investment company listed on the Cyprus Stock Exchange ("CSE"). Cytrustees was incorporated in 1990 in Cyprus and was converted into a public company in 1991.

The Offer consideration is €2,20 in cash for each Cytrustees share.

The closing share price of Cytrustees on the CSE on 12 December 2006 was €1,71. Based on Cytrustees' last public announcement, its net asset value per share as at 30 November 2006 was €2,60.

It is noted that Bank of Cyprus holds 661.119 Cytrustees shares, i.e. 2,74% of Cytrustees' total issued share capital, and Eurolife Ltd (a 100% subsidiary of Bank of Cyprus) holds 1.676.855 Cytrustees shares i.e. 6,95% of Cytrustees' total issued share capital. The total issued share capital of Cytrustees amounts to 24.122.098 shares of a nominal value of C£0,67 each.

The Public Offer is conditional to obtaining all necessary approvals from the relevant regulatory authorities pursuant to current legislation. To this end Bank of Cyprus will proceed with all necessary actions to obtain such approvals.

Detailed terms of the Public Offer and other information will be included in the Public Offer Document which will be drafted pursuant to the existing legislation in Cyprus.

This announcement is made in accordance with Article 9(1) of the Cyprus Securities and Stock Exchange (Public Offer for Acquisition of Securities and Merger of Companies Listed on the Stock Exchange) Regulations 1997-2006.

Bank of Cyprus Group

Announcement

DECISIONS OF THE BOARD OF DIRECTORS

Nicosia, 13 December 2006

At its meeting held today, the Board of Directors of Bank of Cyprus examined the Bank of Cyprus Group direction as well as strategic issues and noted the following:

The successful execution of Bank of Cyprus' strategy has resulted in impressive profitability increases during the past two years, delivering excellent returns to shareholders. Bank of Cyprus today enjoys strong profitability and capital base and is in a position to take advantage of:

a) the opportunities afforded by its leading position in the Cyprus banking market,
b) its growing presence in the Greek banking sector, and
c) the growth opportunities offered by Cyprus' position as an international financial center, in particular for corporates from Eastern Europe,

for the benefit of its shareholders.

In recognition of these prospects two international investment houses have recently included the Bank of Cyprus share in their top investment choices for 2007.

Additionally, the Board of Directors examined the letter of Bank of Piraeus for a meeting between the two banks as well as statements to the media by officers of Bank of Piraeus for cooperation.

Having considered that the said letter does not refer to any particular proposal for cooperation, the Board of Directors unanimously decided that there is no reason for the proposed meeting.

The Board of Directors reiterates its stance that it will duly examine any specific and comprehensive proposal in the interest of its shareholders as a whole as well as its staff, customers and the economy of Cyprus in general.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

Nicosia, 20 December 2006

The Bank of Cyprus confirms today it has received a letter from Piraeus Bank containing its proposals.

The Board of Directors of Bank of Cyprus will convene today to examine it.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14.01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1.52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

DECISION OF THE BOARD OF DIRECTORS OF BANK OF CYPRUS REGARDING PIRAEUS BANK'S PROPOSAL

Nicosia, 20 December 2006

At its meeting held today, the Board of Directors of Bank of Cyprus examined the proposal of Piraeus Bank and unanimously decided to reject it. The Board's decision has been communicated to Piraeus Bank.

Contrary to Piraeus Bank's stated intentions to date for a collaboration of equals, the proposal essentially provides for the acquisition and absorption of Bank of Cyprus by Piraeus Bank. The consideration of the proposal fails to reflect Bank of Cyprus' strong profitability and significant growth prospects.

The proposal of Piraeus Bank provides for a consideration of €2,00 in cash and 0,36 shares of Piraeus Bank for each Bank of Cyprus share. The proposed consideration represents a total value of €10,63 per Bank of Cyprus share based on the closing price of Piraeus Bank on the Athens Stock Exchange on 19 December 2006.

The Board of Directors which convened in the presence of its external advisors concluded that Piraeus Bank's proposal does not reflect the true value of Bank of Cyprus' share as it is at the level of the current market price of Bank of Cyprus shares and is significantly below the target prices assigned to Bank of Cyprus' share by the research departments of international investment houses. In addition the proposal does not incorporate a premium as is customary in this type of transaction.

The Board of Directors of Bank of Cyprus appreciates the interest of Piraeus Bank, but concludes that the proposal is not in the best interest of its shareholders.

The Board of Directors of Bank of Cyprus expressed its full confidence in the strategy followed which has already resulted in impressive profitability increase and has created prospects for further significant growth for the Bank of Cyprus Group.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE REINVESTMENT OF DIVIDENDS

Nicosia, 22 December 2006

As a result of the reinvestment of dividends paid on 11 December 2006, 3.127.833 new ordinary shares of a nominal value of C£0,50 each were issued by Bank of Cyprus Public Company Ltd (the "Bank"). The shares were issued to the shareholders who participated in the Bank's Dividend Reinvestment Plan at a discount of 10% to the weighted average closing price of the share on the Cyprus Stock Exchange and the Athens Exchange during the first five days after the relevant ex-dividend date. The price at which the shares were issued is C£5,07 (€8,75) per share.

Following the above issue, the Bank's issued share capital comprises 553.068.307 ordinary shares, of a nominal value of C£0,50 each.

On Friday, 29 December 2006, the 3.127.833 new ordinary shares of the Bank will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange.

As of 29 December 2006, the opening price of the Bank's share on both exchanges will be adjusted according to the regulations of the two exchanges. As of the same date, the new shares will be credited in the Dematerialised Securities System ("DSS") accounts of the beneficiaries who have elected to have their shares registered on the DSS.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Filings with the Registrar of Companies

Rule 12g3-2(b) File No.082-34996

Δικαιολογητικό

Ημερ. Αίτησης: 14/11/2006 12:06
Αρ. Δικαιολογητικού: **622963 / 1**

Αρ. ΓΛ302: Α 372406
Ποσό: 10,00
Χαρτόσημα:
Απο Λογαριασμό:
Στις: 14/11/2006 12:06:15

Αιτητής: 128206 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Παραλήπτης: Άντρη Γεωργίου

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσό τητα	Επει γον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών HE12 - Έκθεση Παραχώρησης Μετοχών Allotment of shares (3 pages)	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

(Σύμφωνα με τον Περί ...ών Νόμο. Πληρωτέα τέλη και ...ώματα).

Αριθμός Εταιρείας
HE 0165

Έκθεση παραχώρησης μετοχών.

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας: ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Ημερομηνία Παραχώρησης:
(α) [την 31/10/2006] ή
(β) [από ______ μέχρι ______]

Αριθμός μετοχών που παραχωρήθηκαν: 73.195 No. of Shares allotted

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	73.195	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο): £238.615,70
(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα ______ Αρ.Εγγραφής ______
Επώνυμο ______
Όνομα με Λατινικούς χαρακτήρες ______ Επώνυμο με Λατινικούς χαρακτήρες ______
Αρ.Ταυτότητας ______ Αρ. Διαβατηρίου ______
Ημερ. Γεννήσεως ______ Χώρα Υπηκοότ. ______
Επάγγελμα ______
Οδός/Λεωφ. ______ Αρ. ______
Κτίριο ______ Όροφος ______ Διαμ. ______
Ενορία/Πόλη/Χωριό ______ Επαρχία ______
Ταχ.Κώδικας ______ Χώρα ______
Τάξη Μετοχών ______
Αριθμός Μετοχών ______

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα ______
Διεύθυνση ______
Ταχ. Κώδικας ______ Τηλέφωνο ______

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Υπογραφή [signature] Ημερομηνία 9/11/2006

Γραμματέας ή Διευθυντής

Τέλος £5

Αριθμός Εταιρείας
ΗΕ 0165

Κοινοποίηση αλλαγής Αξιωματούχων ή αλλαγής στα στοιχεία τους.
Με βάση το άρθρο 192

Όνομα Εταιρείας: ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Διορισμοί Αξιωματούχων Appointment of Directors.

Θέσεις Αξιωματούχου	Μέλος Διοικητικού Συμβουλίου		
Όνομα	Γιάννης Yiannis	Αρ.Εγγραφής	
Επώνυμο	Κυπρή Kypri		
Όνομα με Λατινικούς χαρακτήρες	Yiannis	Επώνυμο με Λατινικούς χαρακτήρες	Kypri
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας	442491	Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	ΚΥΠΡΟΣ
Επάγγελμα	Πρώτος Γεν. Διευθυντής Συγκροτήματος Τράπεζας Κύπρου		
Οδός/Λεωφ.	Αμφιτρίτης	Αρ.	34Α
Κτίριο	Ολυμπία	Όροφος	Διαμ. 201
Ενορία/Πόλη/Χωριό	Στρόβολος	Επαρχία	Λευκωσία
Ταχ.Κώδικας	2000	Χώρα	Κύπρος
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	
Ημερομηνία Διορισμού	09/11/2006		

Θέσεις Αξιωματούχου	Μέλος Διοικητικού Συμβουλίου		
Όνομα	Χαρίλαος Charilaos	Αρ.Εγγραφής	
Επώνυμο	Σταυράκης Stavrakis		
Όνομα με Λατινικούς χαρακτήρες	Charilaos	Επώνυμο με Λατινικούς χαρακτήρες	Stavrakis
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας	532304	Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	ΚΥΠΡΟΣ
Επάγγελμα	Αναπληρωτής Ανώτατος Εκτελεστικός Διευθυντής Συγκροτήματος & Πρώτος Εκτλεστικός Διευθυντής Εργασιών Κύπρου		
Οδός/Λεωφ.	Γλάδστωνος 29	Αρ.	
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία	Λευκωσία
Ταχ.Κώδικας	1095	Χώρα	Κύπρος
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	
Ημερομηνία Διορισμού	09/11/2006		

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

σεις Αξιωματούχου

Όνομα | Αρ.Εγγραφής

Επώνυμο

Νέα προσωπικά στοιχεία

Όνομα

Επώνυμο

Όνομα με Λατινικούς χαρακτήρες | Επώνυμο με Λατινικούς χαρακτήρες

Αρ.Ταυτότητας | Αρ. Διαβατηρίου

Επάγγελμα | Χώρα Υπηκοότ.

Αλλαγή στη διεύθυνση
(νέα διεύθυνση)

Οδός/Λεωφ. | Αρ.

Κτίριο | Όροφος | Διαμ.

Ενορία/Πόλη/Χωριό | Επαρχία

Ταχ.Κώδικας | Χώρα

Ημερομηνία Αλλαγής Στοιχείων

Θέσεις Αξιωματούχου

Όνομα | Αρ.Εγγραφής

Επώνυμο

Νέα προσωπικά στοιχεία

Όνομα

Επώνυμο

Όνομα με Λατινικούς χαρακτήρες | Επώνυμο με Λατινικούς χαρακτήρες

Αρ.Ταυτότητας | Αρ. Διαβατηρίου

Επάγγελμα | Χώρα Υπηκοότ.

Αλλαγή στη διεύθυνση
(νέα διεύθυνση)

Οδός/Λεωφ. | Αρ.

Κτίριο | Όροφος | Διαμ.

Ενορία/Πόλη/Χωριό | Επαρχία

Ταχ.Κώδικας | Χώρα

Ημερομηνία Αλλαγής Στοιχείων

Θέσεις Αξιωματούχου

Όνομα | Αρ.Εγγραφής

Επώνυμο

Νέα προσωπικά στοιχεία

Όνομα

Επώνυμο

Όνομα με Λατινικούς χαρακτήρες | Επώνυμο με Λατινικούς χαρακτήρες

Αρ.Ταυτότητας | Αρ. Διαβατηρίου

Επάγγελμα | Χώρα Υπηκοότ.

Αλλαγή στη διεύθυνση
(νέα διεύθυνση)

Οδός/Λεωφ. | Αρ.

Κτίριο | Όροφος | Διαμ.

Ενορία/Πόλη/Χωριό | Επαρχία

Ταχ.Κώδικας | Χώρα

Ημερομηνία Αλλαγής Στοιχείων

Υπογραφή (Γραμματέας ή Διευθυντής)

ημερομηνία 20/11/2006

1 of 3

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ   ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημέρ. Αίτησης: 28/12/2006 10:42
Αρ. Δικαιολογητικού: **636391 / 1**

Αρ. ΓΛ302: A 384129
Ποσό: 10,00
Χαρτόσημα:
Απο Λογαριασμό:

Αιτητής: 128206 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Παραλήπτης: Φωτούλα Χαραλάμπους

Στις: 28/12/2006 10:42:39

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών ΗΕ12 - Έκθεση Παραχώρησης Μετοχών Allotment of Shares (3 pages)	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

..ύμφωνα με τον Περί

Αριθμός Εταιρείας
ΗΕ 0165

Έκθεση παραχώρησης μετοχών.

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την 30/11/2006] ή (β) [από ______ μέχρι ______]
Αριθμός μετοχών που παραχωρήθηκαν	80.475

No. of Shares allotted

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	80.475	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) — £262.348,50

(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής		
Επώνυμο				
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.		
Επάγγελμα				
Οδός/Λεωφ.				Αρ:
Κτίριο		Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία		
Ταχ.Κώδικας		Χώρα		
Τάξη Μετοχών				
Αριθμός Μετοχών				

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

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